UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June, 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces Joint Business Relationship with PwC Canada to Help Enterprises Transform their Business with IoT

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 13, 2017--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that it has entered into a joint business relationship with PwC Canada to help enterprises around the world develop and launch transformative IoT services and new business models.

The IoT is creating new service-oriented opportunities, driving organizations to modernize so they can capitalize on growing amounts of IoT data and provide an enhanced customer experience. According to PwC Canada’s 2017 Global Digital IQ® Survey, 73 percent of organizations are making substantial investments in the IoT.

The implementation of IoT solutions is very complex; many projects lack a clear definition of use case, face significant delays, go over budget or fail to launch all together. Together, Sierra Wireless and PWC Canada can advise enterprises on IoT transformation best practices and technologies, from articulating the value proposition and building the business case, through to implementation.

“Sierra Wireless has helped thousands of companies, large and small, to join the IoT,” said René Link, CMO & SVP Corporate Strategy, Sierra Wireless. “IoT transformation can be a very complex process, and the combined expertise of Sierra Wireless and PwC Canada will ensure the right technology and business insights drive successful IoT implementations.”

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

Vaibhav Parmar, Partner, PwC, will present a keynote at Sierra Wireless’ fifth annual Innovation Summit, on June 13, 2017, in Paris, France. His presentation will focus on how businesses are transforming thanks to IoT technology. The Summit brings together the most active people in the IoT community sharing how they are using IoT technology to modernize businesses across a variety of sectors, from industrial to energy to retail to transportation. For more information, visit: https://www.sierrawireless.com/innovation-summit/

About PwC Canada

PwC Canada helps organizations and individuals create the value they’re looking for. More than 6,700 partners and staff in offices across the country are committed to delivering quality in assurance, tax, consulting and deals services. PwC Canada is a member of the PwC network of firms with more than 223,000 people in 157 countries. Find out more by visiting us at www.pwc.com/ca.

© 2017 PricewaterhouseCoopers LLP, an Ontario limited liability partnership. All rights reserved.

PwC refers to the Canadian member firm, and may sometimes refer to the PwC network. Each member firm is a separate legal entity. Please see http://www.pwc.com/structure for further details.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 13, 2017